United States
Securities and Exchange Commission
Washington, DC 20549
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ____)

Insurance Management Solutions Group, Inc.

(Name of Subject Company (issuer))

Bankers Insurance Group, Inc. (Affiliate)
Bankers Insurance Company (Affiliate)
Bankers Security Insurance Company (Affiliate)
Bankers Management Corporation (Affiliate)
Insurance Management Solutions Group, Inc. (Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 par value per share

(Title of Class of Securities)

0001063167

(CUSIP Number of Class of Securities)

David M. Howard
Chairman, President and Chief Executive Officer
Insurance Management Solutions Group, Inc.
801 94th Avenue North
St. Petersburg, Florida 33702
(727) 803-2040

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copy to:

Todd B. Pfister	Robert G. Southey
Foley & Lardner	Secretary and General Counsel
One IBM Plaza	Bankers Insurance Group, Inc.
330 N. Wabash Avenue	360 Central Avenue
Chicago, Illinois 60611	St. Petersburg, Florida
Telephone (312) 755-2579	Telephone (727) 823-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

•	Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

INSURANCE MANAGEMENT SOLUTIONS GROUP, INC (INMG.OB) TERMINATES SELF-TENDER OFFER AND MERGER AGREEMENT

     ST.     PETERSBURG, Fla. — - November 21, 2002 — - Insurance Management Solutions Group, Inc. (OTC: INMG.OB) (the “Company”), a provider of business process outsourcing solutions serving insurance companies and financial institutions, announced today that the Board of Directors of the Company, upon the recommendation of the Special Committee of the Board of Directors, has withdrawn its approval of, and the Company has terminated its intent to commence, the Company’s previously proposed cash tender offer for all presently outstanding publicly-held shares of its common stock, $0.01 per share (“Common Stock”), at a price of $3.08 per share, net to the seller in cash (the “Offer”). The Offer was to have been made pursuant to an Agreement and Plan of Merger, dated August 15, 2002 (the “BIG Agreement”), by and among the Company, Bankers Insurance Group, Inc. (“BIG”), and certain direct and indirect subsidiaries of BIG, which agreement was terminated. As of the date hereof, BIG beneficially owns approximately 68.0% of the outstanding shares of Common Stock. Pursuant to the BIG Agreement, BIG and certain of its subsidiaries had agreed not to tender the shares of Common Stock owned thereby in response to the Offer. Also pursuant to the BIG Agreement, the Company agreed to loan BIG and/or Bankers Underwriters, Inc., a wholly-owned subsidiary of BIG (“BUI”), up to $7.0 million under a revolving line of credit (the “Line of Credit”), secured by the insurance flood book of BUI. As a result of the termination, the Company has the right to require that the Line of Credit be repaid, in full, upon 90 days’ notice. The Company has elected not to exercise this right at this time. At November 18, 2002, the amount drawn on this Line of Credit was $6.6 million. Unless the Company exercises its right to require that the Line of Credit be paid upon 90 days’ notice as described above, all amounts due under the Line of Credit will be due July 31, 2003; monthly interest-only payments will be due prior to maturity.

     The Company, the Special Committee of the Board of Directors of the Company and the Board of Directors have taken these actions because the Special Committee of the Board of Directors and the Board of Directors has each concluded that termination of the Offer and the BIG Agreement is in the best interests of the Company and its shareholders and is required by its fiduciary duties. In reaching this conclusion, the Special Committee and the Board of Directors considered, among other things: (a) the Company’s ongoing negotiations with a third party potentially interested in acquiring the Company or its business, (b) the results of further due diligence undertaken by the Special Committee based upon information not available to the Special Committee at the time it first determined to recommend approval of the Offer, (c) ongoing concerns regarding whether the Company would have sufficient cash available in the event it proceeded with the Offer, and (d) the fact that BIG has executed an agreement with Fidelity National Financial, Inc. (“FNF”), pursuant to which FNF is to acquire First Community Insurance Company, another subsidiary of BIG and a fifty-state licensed insurance carrier (“FCIC”), and certain assets of BIG, including the rights to issue new and renewal flood insurance policies underwritten by the BIG Group, which transaction, if consummated, the Company expects may materially change the future prospects of the

     Company. Although the Company is currently engaged in discussions with a third-party potentially interested in acquiring the Company or its business, no assurance can be given as to whether these discussions will result in an acceptable offer for the Company or its business or as to whether such a sale will be consummated. In addition, the closing of the proposed transaction between BIG and FNF is subject to certain regulatory approvals and other conditions, including certain revisions to the existing Insurance Administration Services Agreement between the Company and BIG (including certain of its subsidiaries), and no assurances can be given that such transaction will be consummated.

     Certain statements contained in this press release, including statements regarding a possible transaction with a third party, the proposed transaction between BIG and FNF, and the other statements contained herein regarding matters that are not historical facts, are “forward-looking” statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Words such as “expects,” “intends,” variations of these words and similar expressions are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, uncertainties regarding economic conditions and the market as those affect both the Company and BIG, other uncertainties regarding BIG (including its subsidiaries), its business and financial condition ,uncertainties relating to the proposed transaction between BIG and FNF and the Company’s discussions with a potential third-party acquiror, and those risks and uncertainties discussed in filings made from time to time by the Company with the Securities and Exchange Commission.